
08001285


RECEIVED
2008 MAR 17 A 8:24


HEALTHCARE
LIMITED


82-35730

Exemption File Number 82-35730

Thursday, 6 March 2008

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of February 2008, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

Enclosures

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

TABLE OF CONTENTS

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION	
DATE	**DOCUMENT**
02/15/2008	Issue of shares

ANNOUNCEMENTS TO THE AUSTRALIAN STOCK EXCHANGE	
DATE	**ANNOUNCEMENT**
02/26/2008	2008 Half Year Accounts
02/26/2008	Managing Director's Presentation: 2008 Half Year Results
02/26/2008	Media Release: 2008 Half Year Results
02/15/2008	Appendix 3B

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18838388

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
KIRSTEN HANLY

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
14 GIFFNOCK AVENUE, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐ **Issue of shares** Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐ **Cancellation of shares** Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐ **Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ **Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	10,000	$6.30	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 5 / 0 2 / 0 8
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Sonic Healthcare Limited

ABN 24 004 196 909

ASX HALF YEAR INFORMATION – 31 December 2007
Lodged with the ASX under Listing Rule 4.2A

This information should be read in conjunction with the 2007 Annual Report.

RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the six months ended 31 December 2007

Financial Results

Revenue from ordinary activities	Up 27.9% to $1,127,115,000
Earnings before interest, tax and intangibles amortisation (EBITA)	Up 16.0% to $185,776,000
Profit from ordinary activities after tax attributable to members	Up 21.1% to $113,299,000
Net profit for the period attributable to members	Up 21.1% to $113,299,000

Dividends

	Amount per security	Franked amount per security
Interim dividend	20¢	20¢
Previous corresponding period interim dividend	17¢	17¢

The record date for determining entitlements to the interim dividend will be 11 March 2008. The interim dividend will be paid on 26 March 2008. The company's Dividend Reinvestment Plan remains suspended for this dividend and until further notice.

Earnings per Share

	Six months ended 31.12.07	Six months ended 31.12.06
Basic earnings per share	35.4¢	31.7¢
Diluted earnings per share	34.7¢	31.2¢

An explanation of the figures reported above is provided in the following pages of this report.

HALF YEAR REPORT

CONTENTS | PAGE

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report and annual financial statements for the year ended 30 June 2007 and any public announcements made by Sonic Healthcare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

Directors' Report

Your directors present their report on the Group consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2007.

1. Names of Directors

The directors of the company in office during the half year and up to the date of this report are:

Mr B.S. Patterson – Chairman
Dr C.S. Goldschmidt – Managing Director
Mr C.D. Wilks – Finance Director
Mr R.P. Campbell
Dr P.J. Dubois
Mr C.J. Jackson
Mr L.J. Panaccio
Dr H.F. Scotton

2. Review of Operations / Results

	Reference	Six months ended 31.12.07 $'000	Six months ended 31.12.06 $'000	Movement %
Total Revenue	(a)	**1,127,115**	881,297	27.9%
Earnings before Interest, Tax, Depreciation and Amortisation (**EBITDA**)	(b)	**221,088**	190,280	16.2%
Depreciation and Lease Amortisation	(c)	**(35,312)**	(30,089)	17.4%
Earnings before Interest, Tax and Intangibles Amortisation (**EBITA**)	(b)	**185,776**	160,191	16.0%
Amortisation of Intangibles	(d)	**(2,574)**	(1,217)	111.5%
Net Interest Expense	(e)	**(31,583)**	(21,998)	43.6%
Income Tax attributable to Operating Profit	(f)	**(34,780)**	(35,927)	(3.2)%
Net Profit attributable to Outside Equity Interests	(g)	**(3,540)**	(7,521)	(52.9)%
Net Profit attributable to shareholders of Sonic Healthcare Limited		**113,299**	93,528	21.1%
Cash generated from operations	(h)	**174,048**	138,118	26.0%
EPS (diluted earnings per share) (cents)	(i)	**34.7**	31.2	11.2%

Directors' Report (continued)

(a) Revenue growth

Organic (non acquisitional) revenue growth for the period for Sonic's pathology operations was very strong at over 11% (excluding forex impacts). Sonic's Australian pathology revenue grew 8.7%, with Queensland growth exceptionally strong. Revenue growth in the UK was augmented by the NHS Ealing Hospital contract which began on 1 July 2007. Organic growth in the US exceeded 10% for the period, excluding the faster growing Sunrise Medical Laboratories business which was acquired during the period.

Pathology revenue growth was augmented by the following major acquisitions and other small acquisitions during the current period and prior year:

- American Esoteric Laboratories, USA (8 January 2007)
- Medica Laboratory Group, Switzerland (30 May 2007)
- Sunrise Medical Laboratories, USA (31 July 2007)
- Bioscientia Healthcare Group, Germany (14 September 2007)

Radiology revenue growth was negatively impacted by the disposal of Sonic's Hong Kong radiology business during the comparative period. Excluding this impact, growth was 3.9%.

Revenue growth was also negatively impacted by foreign exchange rate movements, which reduced reported revenue by ~ $38M compared to the comparative period.

	Six months ended 31.12.07	Six months ended 31.12.06	Movement
(b) Margin analysis			
EBITDA as a % of Revenue	**19.6%**	21.6%	(200) bps*
EBITA as a % of Revenue	**16.5%**	18.2%	(170) bps*

*bps = basis points of margin

Reported operating margins have been significantly diluted by the acquisitions of businesses during the current and prior year (including all those listed in (a) above) which have lower margins than the average of Sonic's other businesses. Sonic's Australian pathology operations experienced margin expansion of 40 basis points for the period. The radiology division continued to be impacted by market cost pressures.

(c) Depreciation and lease amortisation

Depreciation and leased asset amortisation has increased 17.4% on the comparative period as a result of the acquisitions noted in (a) above. As a percentage of revenue, depreciation and amortisation has fallen to 3.1% from 3.4% in the comparative period as the majority of revenue growth is in pathology, which requires less expenditure on equipment than radiology.

(d) Intangibles amortisation

Intangibles amortisation mainly relates to internally developed software.

(e) Interest expense and debt facilities

Net interest expense has increased 43.6% on the comparative period due to increased debt as a result of the acquisitions noted in (a) above. Almost all of Sonic's bank debt is drawn in foreign currencies as "natural" balance sheet hedging of Sonic's offshore operations, and so Sonic is currently not exposed to the recent increases in Australian base interest rates.

Appropriate interest rate hedging arrangements are in place, in accordance with Sonic's policy.

Directors' Report (continued)

(e) Interest expense and debt facilities (continued)

Sonic's net interest bearing debt at 31 December 2007 comprised:

	AUD $M Limit	AUD $M Drawn	AUD $M Available
Multicurrency syndicated senior bank facility	1,750	1,000	750
Multicurrency bank bridge facility	400	400	-
Minor debt / leasing facilities	n/a	60	n/a
Cash	n/a	(186)	186
Net interest bearing debt	2,150	1,274	936

The $400M bridge facility expires 31 March 2008, and is expected to be repaid from the syndicated senior facility, which has expiry dates as follows:

	AUD $M
15 March 2009	500
15 March 2011	500
29 October 2012	750
	1,750

Net interest bearing debt at 31 December 2007 comprised the following currencies:

	AUD $M
USD	679
Euro	592
GBP	60
NZD	14
AUD	(61)
CHF	(10)
	1,274

(f) Tax expense

The effective tax rate of 22.9% is lower than the comparative period (26.2%) as a result of Sonic's offshore expansion and the finalisation of research and development tax incentive claims for the 2007 financial year. Ignoring the impact of future acquisitions, and any short term fluctuations, the expected effective tax rate for future periods is ~26%.

(g) Outside equity interests

The outside equity interest figure includes minority interests in IPN and the Schottdorf Group, in addition to minority interests in other (small) entities in the Group. The comparative period figure includes minority interests in Clinical Pathology Laboratories ("CPL") which were acquired by Sonic in January 2007. Sonic also acquired the minority interests in the Schottdorf Group in late December 2007.

(h) Cashflow from operations

Cash generated from operations increased 26% compared to the comparative period, and exceeded cash profit (net profit plus depreciation, intangibles amortisation, equity instrument expense and outside equity interests) by 9%, representing a reduction (excluding acquisitions) in working capital. Particularly pleasing was a reduction in trade debtors and accrued revenue of $9.6M (excluding acquisitions), evidencing management's focus on debtors collection.

Directors' Report (continued)

(i) Earnings per share

Diluted earnings per share ("EPS") increased 11.2% due to earnings growth and the positive effect of the acquisitions noted in (a) above. EPS growth was effected by the equity raisings conducted in August and November 2007 which financed acquisitions and set the Group's balance sheet for further acquisitional growth.

(j) Auckland pathology contract

As previously advised, Sonic was successful in its legal challenge against a decision to award a new community laboratory services contract for the Auckland region of New Zealand to a competitor. The competitor has filed an appeal, which is due to be heard in May 2008. Sonic was awarded a new contract for a minimum of 18 months from 1 July 2007. Sonic is working with the Auckland regional District Health Boards to deliver excellent service to the people of Auckland, and remains confident of having the contract renewed or extended.

3. Subsequent Events

Since the end of the financial period, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years other than as follows:

On 25 February 2008 Sonic's directors declared a dividend of 20 cents per ordinary share fully franked (at 30%) payable on 26 March 2008 with a record date of 11 March 2008. The interim dividend represents an 18% increase on the comparative period. The company's Dividend Reinvestment Plan ("DRP") remains suspended for this dividend and until further notice.

4. Auditor's Independence Declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is attached to this half year report.

5. Rounding of Amounts to Nearest Thousand Dollars

The company is a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

Director
Sydney
25 February 2008



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Sonic Healthcare Limited for the half year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

B K Hunter
Partner

PricewaterhouseCoopers

Sydney
25 February 2008

CONSOLIDATED INCOME STATEMENT
For the half year ended 31 December 2007

	Notes	Six months ended 31.12.07 $'000	Six months ended 31.12.06 $'000
Revenue from operations		**1,120,007**	877,108
Other income		**7,108**	4,189
Total		**1,127,115**	881,297
Labour and related costs (including $4,927,000 (prior period $3,685,000) of equity remuneration expense)		**(503,805)**	(401,200)
Consumables used		**(183,201)**	(132,595)
Operating lease rental expense		**(58,324)**	(45,438)
Borrowing costs expense		**(37,117)**	(23,544)
Depreciation and amortisation of physical assets		**(35,312)**	(30,089)
Transportation		**(33,443)**	(24,434)
Utilities		**(26,489)**	(19,974)
Repairs and maintenance		**(24,436)**	(19,992)
Amortisation of intangibles		**(2,574)**	(1,217)
Other expenses from ordinary activities		**(70,795)**	(45,838)
Profit before income tax expense		**151,619**	136,976
Income tax expense	3	**(34,780)**	(35,927)
Profit after income tax expense		**116,839**	101,049
Net profit attributable to outside equity interests		**(3,540)**	(7,521)
Profit attributable to members of Sonic Healthcare Limited		**113,299**	93,528
Basic earnings per share (cents per share)	5	**35.4**	31.7
Diluted earnings per share (cents per share)	5	**34.7**	31.2

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
As at 31 December 2007

	Notes	31.12.07 $'000	30.6.07 $'000
Current assets			
Cash and cash equivalents		**185,933**	35,960
Other financial assets		**637**	4,759
Receivables		**292,668**	247,601
Inventories		**39,993**	32,429
Other		**22,265**	20,650
Total current assets		**541,496**	341,399
Non-current assets			
Receivables		**4,360**	4,245
Other financial assets		**9,539**	6,931
Property, plant and equipment		**424,363**	371,226
Intangible assets		**2,719,505**	2,149,437
Deferred tax assets		**28,276**	24,932
Other		**1,926**	2,292
Total non-current assets		**3,187,969**	2,559,063
Total assets		**3,729,465**	2,900,462
Current liabilities			
Payables		**177,374**	158,356
Interest bearing liabilities		**416,305**	455,689
Current tax liabilities		**18,693**	4,888
Provisions		**91,498**	78,639
Other financial liabilities		**8,382**	542
Other		**9,753**	7,468
Total current liabilities		**722,005**	705,582
Non-current liabilities			
Interest bearing liabilities		**1,044,053**	719,567
Deferred tax liabilities		**4,783**	11,076
Provisions		**42,914**	19,413
Other		**3,961**	6,379
Total non-current liabilities		**1,095,711**	756,435
Total liabilities		**1,817,716**	1,462,017
Net assets		**1,911,749**	1,438,445
Equity			
Parent entity interest			
Contributed equity	7	**1,707,783**	1,242,859
Reserves	9	**10,971**	12,397
Accumulated profits		**182,272**	164,220
Total parent entity interest		**1,901,026**	1,419,476
Outside equity interests in controlled entities		**10,723**	18,969
Total equity		**1,911,749**	1,438,445

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
For the half year ended 31 December 2007

	Six months ended 31.12.07 $'000	Six months ended 31.12.06 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**1,150,014**	916,545
Payments to suppliers and employees (inclusive of goods and services tax)	**(920,405)**	(722,319)
	229,609	194,226
Interest received	**5,534**	1,546
Borrowing costs	**(36,974)**	(23,923)
Income taxes paid	**(24,121)**	(33,731)
Net cash inflow from operating activities	**174,048**	138,118
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	**(601,655)**	(24,600)
Payments for property, plant and equipment and intangible assets	**(80,837)**	(57,822)
Proceeds from sale of non current assets	**1,753**	5,676
Payments for investments	**(1,368)**	(3,993)
Payments for restructuring and surplus leased space provisions	**(1,088)**	-
Repayment of loans by other entities	**6,079**	1,782
Loans to other entities	**(4,510)**	(1,242)
Net cash (outflow) from investing activities	**(681,626)**	(80,199)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**460,914**	803
Proceeds from borrowings	**1,260,149**	65,813
Repayment of borrowings	**(964,173)**	(41,401)
Dividends paid to company shareholders	**(95,248)**	(76,784)
Dividends paid to minority interests in controlled entities	**(253)**	(1,713)
Net cash inflow / (outflow) from financing activities	**661,389**	(53,282)
Net increase in cash and cash equivalents	**153,811**	4,637
Cash and cash equivalents at the beginning of the financial period	**35,960**	68,156
Effects of exchange rate changes on cash and cash equivalents	**(3,838)**	(1,076)
Cash and cash equivalents at the end of the financial period	**185,933**	71,717

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the half year ended 31 December 2007

	Six months ended 31.12.07 $'000	Six months ended 31.12.06 $'000
Total equity at the beginning of the half year	**1,438,445**	1,302,345
Exchange differences on translation of foreign operations	**(3,241)**	2,571
Cash flow hedges (net of tax)	**(5,231)**	(135)
Net income recognised directly in equity	**(8,472)**	2,436
Profit for the half year	**116,839**	101,049
Total recognised income and expense for the half year	**108,367**	103,485
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	**462,467**	664
Dividends paid	**(95,248)**	(76,784)
Share options	**3,311**	4,856
Movements in minority interests on change in ownership of subsidiaries	**(12,130)**	-
Equity issued in subsidiaries to minorities	**58**	4,724
Distribution to minority interests in subsidiaries	**(253)**	(1,765)
Equity instrument expense	**4,927**	3,685
Value of shares issued as part consideration for the acquisition of Bioscientia	**1,805**	-
Total equity at the end of half year	**1,911,749**	1,341,210
Total recognised income and expense for the half year is attributable to:		
Members of Sonic Healthcare Limited	**104,287**	96,658
Minority interest	**4,080**	6,827
	108,367	103,485

The above statement should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2007

Note 1 Summary of significant accounting policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2007 has been prepared in accordance with AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Sonic Healthcare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Working capital deficiency

Sonic is required to show the full amount drawn ($400M) as at 31 December 2007 of its $400M acquisition bridge debt facility as a current liability, as it expires in March 2008. As a result the Consolidated Balance Sheet shows a deficiency of working capital of $181M. Sonic intends to repay the bridge facility using its syndicated senior debt facility which has ~$750M of undrawn commitments, and foresees no difficulties in doing so. The financial report has therefore been prepared on a "going concern" basis.

Note 2 Segment information

Primary Reporting – Business Segments

Half Year ended 31 December 2007	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	900,347	165,955	57,552	(2,273)	1,121,581
Interest income					5,534
Total revenue					**1,127,115**
Segment result	170,358	20,500	(7,656)	-	183,202
Unallocated net interest expense					(31,583)
Profit before tax					**151,619**
Income tax expense					(34,780)
Profit after income tax expense					**116,839**

Primary Reporting – Business Segments

Half Year ended 31 December 2006	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	675,031	160,202	46,382	(1,864)	879,751
Interest income					1,546
Total revenue					**881,297**
Segment result	141,336	21,715	(4,077)	-	158,974
Unallocated net interest expense					(21,998)
Profit before tax					**136,976**
Income tax expense					(35,927)
Profit after income tax expense					**101,049**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2007

	Six months ended 31.12.07 $'000	Six months ended 31.12.06 $'000
Note 3 Income Tax		
Reconciliation of income tax expense on pre tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:		
Profit before income tax expense	**151,619**	136,976
Tax at the Australian tax rate of 30% (2006: 30%)	**45,486**	41,093
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:		
Research and development incentives	**(3,403)**	-
Sundry items	**(7,303)**	(5,166)
Income tax expense	**34,780**	35,927

Note 4 Dividends

	Six months ended 31.12.07 $'000	Six months ended 31.12.06 $'000
Dividends paid during the half year	**95,248**	76,784

Dividends not recognised at the end of the half year

Since the end of the half year the directors have declared a fully franked interim dividend of 20 cents (2006: 17 cents).

The dividend was declared on 25 February 2008 and is payable on 26 March 2008 with a record date of 11 March 2008.

	Six months ended 31.12.07 $'000	Six months ended 31.12.06 $'000
The aggregate amount of the proposed interim dividend to be paid out of retained profits at the end of the half year, but not recognised as a liability is:	**66,711**	50,305
Australian franking credits available for subsequent financial periods based on a tax rate of 30%	**45,276**	77,252

The above balance of the franking account as at 31 December 2007 would enable Sonic to pay fully franked dividends of $105,644,000 in future periods (including the interim dividend noted above).

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan remains suspended for this dividend and until further notice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2007

Note 5 Earnings per share	**Six months ended 31.12.07 Cents**	**Six months ended 31.12.06 Cents**
Basic earnings per share	**35.4**	31.7
Diluted earnings per share	**34.7**	31.2

Weighted average number of ordinary shares used as the denominator	**Six months ended 31.12.07 Shares**	**Six months ended 31.12.06 Shares**
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**320,302,103**	295,290,973
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**326,714,447**	299,619,221

Note 6 Business combinations

(a) Acquisition of subsidiaries / business assets

On 31 July 2007, Sonic acquired 100% of Sunrise Medical Laboratories, an entity incorporated in the USA. At the date of acquisition Sunrise's forecast annual revenue was approximately US$75M and forecast annual EBITDA was approximately US$12M. The Sunrise acquisition has contributed approximately $0.6M to the net profit of the Group for the period.

On 14 September 2007, Sonic acquired 100% of Bioscientia Healthcare in Germany. At the date of acquisition Bioscientia Healthcare's forecast annual revenue was approximately €125M and forecast annual EBITDA was approximately €20M. The Bioscientia acquisition has contributed approximately $0.7M to the net profit of the Group for the period.

The initial accounting for these two acquisitions has only been provisionally determined at 31 December 2007, as the Group is still in the process of reviewing acquisition balance sheets and identifying assets and liabilities not previously recorded, so as to determine the fair values of the identifiable assets, liabilities, and contingent liabilities acquired. External advice is also being sought regarding the quantification of certain accounting items. Therefore no comparisons of book and fair values are shown.

Other acquisitions in the period, which are individually immaterial, are as follows:

- On 27 September 2007, Sonic acquired 100% of Orthopaedietechnik Mayer & Behnsen, an entity incorporated in Germany.
- On 1 October 2007, Sonic acquired 100% of Woodbury Clinical Laboratory, an entity incorporated in the USA.
- On 22 October 2007, Sonic acquired the assets of Consolidated Laboratory Services, a business incorporated in the USA.
- IPN, a member of the Group, acquired a number of medical centre businesses during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2007

Note 6 Business combinations (continued)

It is impracticable to determine the contribution these acquisitions made to the net profit of the Group during the period, and what they are likely to contribute on an annualised basis, as the majority of the acquisitions were merged with other entities in the Group. The initial accounting for a number of these business combinations has only been determined provisionally at the date of this report, as the Group is still in the process of reviewing acquisition balance sheets and identifying assets and liabilities not previously recorded, so as to determine the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

The aggregate cost of the combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below:

	Sunrise Medical Laboratories $'000	Bioscientia Healthcare Group $'000	Other $'000	Total $'000
Consideration - cash paid	183,400	304,766	18,049	506,215
Less: Cash of entity acquired	(3,227)	(4,978)	(606)	(8,811)
	180,173	299,788	17,443	497,404
Deferred consideration	2,263	-	1,328	3,591
Consideration - shares / options	-	5,116	-	5,116
Total consideration	182,436	304,904	18,771	506,111
Fair value of identifiable net assets of subsidiaries acquired:				
Debtors & other receivables	10,322	31,853	1,335	43,510
Prepayments	307	415	46	768
Inventory	1,087	3,515	496	5,098
Property, plant & equipment	1,520	20,117	1,202	22,839
Other non current receivables	106	4,447	-	4,553
Investments	-	816	6	822
Identifiable intangibles	-	3,162	-	3,162
Trade payables	(2,407)	(9,760)	(267)	(12,434)
Sundry creditors and accruals	(1,129)	(2,995)	(595)	(4,719)
Income tax payable	-	(647)	(3)	(650)
Borrowings	-	(15,304)	(110)	(15,414)
Lease liabilities	-	(10,079)	-	(10,079)
Provisions	(1,429)	(27,936)	(157)	(29,522)
	8,377	(2,396)	1,953	7,934
Goodwill	174,059	307,300	16,818	498,177

The goodwill arising from the business combinations is attributable to their reputation in the local market, the benefit of marginal profit and synergies expected to be achieved from integrating the business with existing operations, expected revenue growth, future market development, the assembled workforce and knowledge of local markets. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2007

Note 6 Business combinations (continued)

(b) Acquisition of minority interests

During the period Sonic acquired the outstanding equity held by minority interests in the Schottdorf Group for a total purchase price of~€80M. On 15 August 2007 Sonic moved to 67.9% ownership, and reached 100% ownership at the end of the year once the reorganisation of the legal structure of the Schottdorf Group was completed.

The carrying amount of Schottdorf's net assets in the Group's financial statements on the date of acquiring the minority interests was €21.8M. The Group recognised a decrease in minority interests of €9.3M and additional goodwill of €72.5M, equivalent to A$120.7M at 31 December 2007.

Note 7 Contributed equity

	31.12.07 Shares	30.6.07 Shares	31.12.07 $'000	30.6.07 $'000
Share capital				
Fully paid ordinary shares	**333,272,781**	300,150,202	**1,707,783**	1,242,859

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1/7/07	Opening balance	300,150,202		1,242,859
24/8/07	Shares issued under share placement	28,169,015		400,000
24/8/07	Shares issued to executives under remuneration arrangements	30,750		-
14/9/07	Shares issued as part consideration for the acquisition of Bioscientia Healthcare	116,674		1,805
23/11/07	Shares issued under Shareholder Purchase Plan	4,530,640		64,335
Various	Shares issued following exercise of employee options	275,500	Various	1,977
Various	Transfers from equity remuneration reserve	-		652
Various	Costs associated with share issues net of future income tax benefits	-		(3,845)
31/12/07	Closing Balance	333,272,781		1,707,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2007

Note 8 Unlisted share options

Exercise Price	Expiry Date	Options at 30.6.07	Options Exercised	Options Forfeited	Options Granted	Options at 31.12.07
$6.01	07/02/2008	50,000	(50,000)	-	-	**-**
$6.30	15/02/2008	312,000	(130,000)	-	-	**182,000**
$7.57	19/12/2008	115,000	(28,000)	-	-	**87,000**
$6.75	31/08/2009	3,000,000	-	-	-	**3,000,000**
$7.50	26/11/2009	1,540,000	-	-	-	**1,540,000**
$9.51	23/07/2009	10,000	-	-	-	**10,000**
$9.56	23/07/2009	345,000	(67,500)	-	-	**277,500**
$7.50	22/08/2010	1,540,000	-	-	-	**1,540,000**
$12.69	24/05/2011	40,000	-	-	-	**40,000**
$7.50	22/08/2011	1,540,000	-	-	-	**1,540,000**
$13.10	15/09/2011	1,200,000	-	-	-	**1,200,000**
$13.10	30/09/2011	1,400,000	-	-	-	**1,400,000**
$13.10	30/09/2012	300,000	-	-	-	**300,000**
$13.10	30/09/2013	300,000	-	-	-	**300,000**
$13.00*	30/09/2012	-	-	-	1,000,000	**1,000,000**
$13.00	13/06/2012	-	-	-	500,000	**500,000**
$7.50	24/08/2012	-	-	-	1,540,000	**1,540,000**
$14.16	03/08/2012	-	-	-	1,000,000	**1,000,000**
		11,692,000	(275,500)	-	4,040,000	**15,456,500**

* or where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.

Note 9 Reserves

	31.12.07 $'000	30.6.07 $'000
Foreign currency translation reserve	**(23,122)**	(19,340)
Hedge accounting reserve	**(2,590)**	2,641
Equity remuneration reserve	**21,398**	17,122
Share option reserve	**15,285**	11,974
	10,971	12,397

Note 10 Net tangible asset backing

	31.12.07 $	30.6.07 $
Net tangible asset backing per ordinary security	**(2.42)**	(2.37)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the half year ended 31 December 2007

Note 11 Non cash financing and investing activities

Plant and equipment with an aggregate fair value of $374,000 (2006: $219,000) was acquired by means of finance leases and is therefore not reflected in the Cash Flow Statement.

Note 12 Events occurring after the balance sheet date

Since the end of the financial period no matter or circumstance not otherwise dealt with in these financial statements has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years other than as follows:

On 25 February 2008 Sonic's directors declared a dividend of 20 cents per ordinary share fully franked (at 30%) payable on 26 March 2008 with a record date of 11 March 2008. The interim dividend represents an 18% increase on the comparative period. The company's Dividend Reinvestment Plan ("DRP") remains suspended for this dividend and until further notice.

Directors' declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 7 to 17 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Sonic Healthcare Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
25 February 2008



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Sonic Healthcare Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sonic Healthcare Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Sonic Healthcare Limited Group (the consolidated entity). The consolidated entity comprises both Sonic Healthcare Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Sonic Healthcare Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.



PRICEWATERHOUSECOOPERS

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Sonic Healthcare Limited for the half-year ended 31 December 2007 included on Sonic Healthcare Limited's web site. The company's directors are responsible for the integrity of the Sonic Healthcare Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sonic Healthcare Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

PricewaterhouseCoopers

B K Hunter
Partner

Sydney
25 February 2008



SONIC HEALTHCARE

Half Year Results

For the period ended 31 December, 2007

Dr Colin Goldschmidt
CEO, Sonic Healthcare
26 February 2008


SONIC
HEALTHCARE

Highlights - Financial

- Revenue ↑ 28% to A$1, 127 million
- Net Profit ↑ 21% to A$113.3 million
- Cash generation ↑ 26% to A$174.0 million

- EPS growth 11.2%
- Interim dividend 20 cents (fully franked)

- Full-year guidance unchanged


SONIC
HEALTHCARE

Highlights - Operational

- Largest incremental revenue phase in Sonic's history
- Australian pathology operations strong
- Robust US growth set to continue
- US operational synergies commenced
- Integration of German labs underway
- Further US and European acquisitions ahead
- Ongoing earnings growth momentum


SONIC
HEALTHCARE

Revenue Growth

	6 Months ended 31.12.07 ($M)	6 Months ended 31.12.06 ($M)	Growth
Total Revenue	1,127.1	881.3	27.9%

- Laboratory revenue growth 33%
  - Incorporates strong organic growth and acquisitions
  - Impacted by foreign currency and low growth rate of New Zealand market
- Radiology revenue growth 4%
  - No acquisitions
- Primary care (IPN) revenue growth 27%
  - Organic growth and acquisitions


SONIC
HEALTHCARE

Organic Revenue Growth

	Organic Revenue Growth* Acquisitions excluded
Total Laboratory	11.1%
Australian Pathology	8.4%
USA (excluding Sunrise)	10.5%
Schottdorf	7.1%
TDL (excluding Ealing contract)	17.1%
New Zealand Pathology	- 1.5%
Radiology	3.6%

* Revenue growth rates in local currencies


SONIC
HEALTHCARE

Revenue Mix

For half-year ended 31.12.07


5%
15%
80%
Pathology
Radiology
Primary care - IPN


SONIC
HEALTHCARE

Revenue – Pathology/Laboratory

For half-year ended 31.12.07


USA
24%
Australia
45%
Europe
25%
NZ
6%


SONIC
HEALTHCARE

Half-year Revenue Growth

A$ millions

1,200
1,000
800
600
400
200
0

881
1,127

H1 '07
H1 '08

Europe
USA
Primary Care
Radiology
NZ Pathology
Australian Pathology


SONIC
HEALTHCARE

Vigorous Growth Phase

- Transformational growth
  - An international diagnostics company
  - Operations in 6 countries
  - >16,000 employees world-wide
- Over the past 2-3 years:
  - ~A$1 billion added to annualised revenues
  - Sonic's annualised revenue has almost doubled
- USA annualised revenue now >A$500 million
  - Synergy benefits yet to flow
- European annualised revenue now >A$500 million
  - Synergy benefits yet to flow
- Strong revenue growth set to continue
  - Sonic model and culture driving acquisitions
  - Demand for laboratory tests increasing
  - Diagnostic sector largely recession proof


SONIC
HEALTHCARE

Earnings Growth

		6 Months ended 31.12.07	6 Months ended 31.12.06	Growth %
EBITA	($'000)	185,776	160,191	16.0%
EBITDA	($'000)	221,088	190,280	16.2%
NPAT	($'000)	113,299	93,528	21.1%
EPS	(cents)	34.7	31.2	11.2%
Cash Generation	($'000)	174,048	138,118	26.0%


SONIC
HEALTHCARE

Earnings Margins

	6 Months ended 31.12.07	6 Months ended 31.12.06
EBITA Margin	16.5%	18.2%
EBITDA Margin	19.6%	21.6%

- Margin dilution due to:
  - Low margin acquisitions – AEL (Jan'07), Mullins (Apr'07), Sunrise (Jul'07), Bioscientia (Sep'07)
  - Radiology – Low revenue growth with margin contraction
  - New Zealand pathology – Flat revenue growth with margin contraction
  - Establishment costs of US corporate office
- Australian pathology
  - Margins up 40 basis points
  - December volumes abnormally low (associated with public holidays)
  - Stronger second half expected
- Second-half margins expected to be higher


SONIC
HEALTHCARE

2008 Full-Year Guidance

	2008 Guidance
Revenue Growth	20 –25%
EPS Growth	>12%

- Sonic 2008 guidance unchanged since 23 August 2007
- Sonic tracking in line with 2008 guidance after 7 months trading
- Currency exchange has impacted revenue, EBIT and EPS


SONIC
HEALTHCARE

Stronger growth offsets currency impact

- Full-year guidance issued August 2007
  - Guidance issued using FY 2007 currency rates
- Calculated full-year FX impact at FY '07 rates
  - Revenue impact ↓~A$65 million
  - EPS growth impact ↓~240 basis points
  - EBITA impact ↓~A$10 million
- Today, with half-year '08 result release
  - Revenue and EPS growth guidance unchanged
  - Includes estimated adverse FX impacts on revenue and EPS


SONIC
HEALTHCARE

Currency Exchange Impact

H1'08 Actual vs H1'08 at H1'07 constant FX

	H1'08 Actual (Growth %)	H1'07 Constant FX (Growth %)	FY'08 Guidance Growth (%)
Revenue	28%	32%	20 – 25%
EBITA	16%	19%	N/A
NPAT	21%	23%	N/A
EPS	11.2%	13.0%	>12%

- Revenue impact for half-year ~A$40 million
- NPAT impact for half-year ~A$2 million


SONIC
HEALTHCARE

Interim Dividend

	H1 '08	H1 '07	Movement %
Interim Dividend	$0.20	$0.17	17.6%

- Dividend fully franked at 30%
- Record Date 11 March 2008
- Payment Date 26 March 2008
- Dividend Reinvestment Plan remains suspended


SONIC
HEALTHCARE

Debt Summary

		31.12.07	30.6.07
Net Interest-bearing Debt	A$ M	1,274	1,139
Gearing (Net IB Debt/Equity)	%	67	79
Debt / EBITDA	X	2.88	2.81
Interest cover (EBITDA / Net Interest)	X	7.00	8.04

- Senior debt facility upsized Nov ‘07 to A$1,750 million
- Bridge debt facility A$400 million to be repaid 31.3.08
- Headroom post-bridge repayment ~A$450 million
- Debt held in foreign currencies as “natural” hedge
- No exposure to Australian interest rate increases


SONIC
HEALTHCARE

Radiology

- Revenue growth 3.6%
  - Competition
  - MRI licence allocations
  - Static Medicare rebate levels
- Earnings
  - H1 '08 EBITDA ↓3.5%
  - H1 '08 EBITDA margin (20.7%) ↓150 bps
- Positive future outlook
  - Cost pressures stabilising
  - Radiologist shortage easing
  - Sonic-wide synergies (purchasing, IT, benchmarking etc)
  - Seeking Medicare rebate increases, uncapped funding
  - Committed, talented radiologist group
  - Turnaround ahead, slower than expected


SONIC
HEALTHCARE

IPN

- IPN delivers record half-year result
  - Strong revenue and earnings growth
- Doctor numbers up 25% to 765
- Significant ongoing growth ahead
  - Unique model with professional independence
  - Model presents clear market differentiation
- IPN's continued growth provides ongoing benefits for Sonic's diagnostic practices


SONIC
HEALTHCARE

New Zealand Pathology

- Represents 5% of Sonic's total revenue
- Revenue growth flat
  - New contracts following national RFP process in 2007
  - Government sponsored programs to dampen demand
- Earnings growth slightly negative
- Auckland laboratory contract
  - Court of Appeal hearing set down for May
  - Decision not until expected late 2008
  - Staff loyalty and practitioner support continue
- Election year in NZ
  - Health is shaping as an election issue.


SONIC
HEALTHCARE

Australian Pathology

- Australian pathology division tracking strongly
- H1'08 revenue growth 9% (organic growth 8.4%)
- H1'08 margin expansion 40 basis points
- Higher margins expected in second half
- Sonic large labs continue to outperform
- Dedicated, experienced managers and pathologists
- Market conditions favour Sonic labs
- Strong ongoing organic growth anticipated


SONIC
HEALTHCARE

New DHM Lab Facility, Sydney

- Project completed within budget
- Smooth relocation into new lab November 2007
- New lab will facilitate enhanced operations
  - New workflow with efficiency gains
  - Accommodate anticipated market growth
  - Centralisation of testing
- A stunning laboratory showpiece
- Investor lab tours offered in April


SONIC
HEALTHCARE

UK Pathology

- TDL performing strongly
  - Organic revenue growth 17.1% (excluding Ealing contract)
  - Private pathology market buoyant
- Ealing contract commenced
  - Pathology provision for Ealing Hospital and Primary Care NHS Trusts
  - First NHS contract since Lord Carter report on NHS pathology
  - Contract commenced 1 July, 2007 with 5 year initial term
  - Project bedded down and running well
  - TDL announced as preferred bidder for Ealing Trust histopathology contract
- Sonic/TDL progressing further outsourcing opportunities
- Committed, experienced management team
  - David Byrne, Dr Ray Prudo and team
- Collaboration with Schottdorf and Bioscientia
  - Esoteric referrals to Schottdorf increasing
  - Technical benchmarking with Sonic European labs


SONIC
HEALTHCARE

Germany

- Bioscientia acquisition completed in September 2007
  - A premier national laboratory in Germany
  - Substantial overlap with Schottdorf business
  - Integration of Bioscientia into Sonic structure complete
- Acquisition of outstanding Schottdorf minority interests
  - Completed 31 December 2007
  - Clears way for synergy capture in Germany
  - Expect synergy benefits of >€10 million p.a. over next 2-5 years
- Strong and experienced management team
  - Evangelos Kotsopoulos (Sonic)
  - Bernd and Gaby Schottdorf (Schottdorf)
  - Markus Nauck, Johannes Brill, Lothar Krimmel (Bioscientia)
- Strong growth prospects
  - New acquisition opportunities ahead
  - Acquisitions will all be synergistic


SONIC
HEALTHCARE

Synergy Activity in Germany

Schottdorf - Bioscientia

- Management teams working well together
  - Meetings of respective CEOs, CFOs
  - Management meetings: sales, couriers, lab, IT, pathologists
- Purchasing
  - New "lowest value" consumables agreements signed
  - All suppliers under evaluation
  - Sonic global pricing where possible
- Centralisation and standardisation
  - Insurances, vehicle leasing, test platforms
  - Financial reporting, equipment servicing and maintenance
- Inter-referral of previously outsourced tests
- Rationalisation of outlying courier routes
- Joint sales and marketing projects underway
- Cross-border collaboration with Sonic UK and Switzerland


SONIC
HEALTHCARE

Switzerland

- Sonic acquired Medica laboratory in May 2007
- Smooth integration into Sonic completed
- Committed, experienced management team
  - Dr Franz Kaeppeli and team
- Solid H1 '08 results
  - Strong organic market growth
  - Revenue and earnings growth strong
  - Performance in line with expectation
- Commencing collaboration with Sonic Germany


SONIC
HEALTHCARE

USA

- Fertile ground for Sonic expansion
  - Revenue growth 76% (H1'08 vs H1'07)
  - Organic revenue growth 10.5% (H1'08 vs H1'07)
  - New acquisition opportunities ahead
  - Sonic model and culture providing differentiation
  - Sonic annualised USA revenue >A$500 million
- Corporate office established in Austin, Texas
  - Some establishment costs incurred
  - Stable and committed management team
  - Dr Robert Connor, David Schultz, Paul Miller
- Synergy activity gaining momentum


SONIC
HEALTHCARE

Sonic Healthcare USA
Labs and Operating Markets


Washington
Oregon
California
Idaho
Nevada
Montana
Wyoming
Utah
Arizona
Colorado
New Mexico
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Ind
Ohio
Kentucky
Tennessee
Miss.
Ala.
Georgia
Florida
S. Carolina
N. Carolina
Virginia
W.Va.
Pennsylvania
New York
NJ
C
Mass.
V
NH
Maine
SONIC HEALTHCARE

Sunrise Medical Laboratories

- Sonic acquired Sunrise in July 2007
- Largest regional lab in NY, with >350 employees
- Effective, passionate leadership team, headed by Larry Siedlick
- Strong organic growth ongoing
- 20% revenue growth in calendar 2007
- Market dynamics favour ongoing market share gains

Share of Physician Office market in New York City area


Enzo
3%
Other labs
10%
Sunrise
6%
Bio-
Reference
12%
Labcorp
7%
Quest
62%

Estimated Total Market US$1 billion

Source: Laboratory Economics
January 2007


SONIC
HEALTHCARE

US Synergy Activity

- AEL corporate office closed down
- AEL Dallas lab closed, tests referred to Austin and Memphis
- Centralisation of maximum outsourced tests from all Sonic labs to CPL Austin
- Centralise all remaining outsource work to single esoteric lab
- Standardised financial reporting
- Integration of Mullins (Augusta) with Cognoscenti (Orlando)
- ACS (New Jersey) to integrate with Sunrise (NY)
- FML (Virginia) to integrate with Sunrise (NY)
- Woodbury (Tennessee) to integrate with MPL (Memphis)
- Las Vegas – acquired infrastructure for new growth market
- Group purchasing (USA and global)
- Commence Sonic Apollo LIS implementation in USA
- Sonic Healthcare USA: benchmarking, back office, culture etc


SONIC
HEALTHCARE

Future Growth

- Sonic's robust expansion set to continue
  - Sonic revenue has doubled in past 2-3 years
  - Rapid growth set to continue apace
  - Deeply embedded culture and values driving momentum
- Sonic has 3 main current growth markets
  - Australian pathology market
  - USA laboratory market
  - German (and wider European) laboratory market
- Growth markets to deliver synergy benefits
  - Australia – market share growth with margin expansion
  - USA – new acquisitions and rationalisation of assets
  - Germany – new acquisitions and rationalisation of assets
  - Wider European markets present further growth potential


SONIC
HEALTHCARE


SONIC
HEALTHCARE
LIMITED

MEDIA RELEASE – 26 FEBRUARY, 2008

FINANCIAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

1. Financial Result Highlights

		Increase on previous year
Revenue	$1,127M	28%
EBITDA	$221M	16%
Net Profit	$113M	21%
Cashflow from operations	$174M	26%
EPS (diluted)	34.7¢	11%

2. Dividends

- Interim Dividend 20¢ per share fully franked – up 18%.
- Record date – 11 March 2008.
- Payment date – 26 March 2008.

3. 2008 Guidance

- Unchanged since 23 August 2007.
- Revenue growth of 20-25%.
- Earnings per share growth of at least 12%.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

4. Commentary on Results

Sonic Healthcare today reported a record interim net profit of A$113 million for the half year to 31 December 2007, an increase of 21% over the comparative period. The result was achieved on revenues of A$1,127 million, 28% higher than the corresponding period in the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt, said: "Sonic's core operations continue to perform strongly and we are on track to deliver on our previously released guidance for the full year. Sonic is in the midst of robust and transformational growth into a sizeable and stable international medical diagnostics company. In the past two to three years, an additional billion Australian dollars have been added to our annualised revenues, effectively doubling the size of the company. This growth has occurred predominantly in Europe and the United States, where Sonic is now the number one and number three player respectively. Bolstered by our leading market position in Australia, our accelerated growth in these two large markets is set to continue, with negotiations in progress with a number of acquisition and outsourcing prospects. Additional acquisitions in these markets are likely to be highly accretive, given the opportunity for synergies with our existing operations. Synergy identification and extraction have commenced in both our US and European (particularly German) operations, and are a major focus for management at the present time."

Dr Goldschmidt added: "Sonic's reputation, unique federation structure and medical leadership model have proven invaluable in our offshore expansion, with high quality laboratories choosing to join with Sonic rather than be acquired by financial or highly corporatised investors. Our excellent standing in the international diagnostics community and in the medical communities in which we operate around the world, are integral to our success and a tribute to the high quality of our pathologists, radiologists, managers and staff, all of whom I wish to thank sincerely for their contributions to date."

Sonic's Board has declared a fully-franked interim dividend of 20 cents per share, an 18% increase over the previous year's interim dividend.

Key milestones of the half year include:

- The acquisition of Sunrise Medical Laboratories (Long Island, New York) in July 2007, a high quality, high growth practice.
- The acquisition of the Bioscientia Healthcare Group, one of Europe's largest and most prestigious laboratories, in September 2007, Sonic's second major transaction in the German laboratory market.
- The acquisition of the outstanding minority interests in the Schottdorf Group in Germany, to facilitate synergies with Bioscientia.
- The synergistic acquisitions of American Clinical Services and Woodbury Clinical Laboratory, strengthening Sonic's position in the New York and Tennessee markets respectively.
- Successful completion in August 2007 of an institutional private placement, with the raising of A$400M of equity to fund acquisitions.
- The raising of A$64M of new capital from existing shareholders pursuant to a Shareholder Purchase Plan in November 2007, at the same price per share (A$14.20) as the institutional placement.
- Successful "upsizing" of Sonic's senior syndicated bank debt facility from A$1 Billion to A$1.75 Billion with all existing syndicate members increasing their commitments and one additional bank joining the syndicate.

- Commencement of operations at Sonic's new headquarters and Douglass Hanly Moir Pathology's new central laboratory in Macquarie Park, Sydney. This state-of-the-art facility has significant capacity and will increase efficiencies in Sonic's Australian pathology operations in the medium term.

- Sonic now has prospective annual revenue in Europe of >A$500M, and is Europe's largest laboratory company.

- Sonic now has prospective annual revenue in the US of >A$500M, and is the third largest independent laboratory company in the US.

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
Ph: (02) 9855 5333
Fax: (02) 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4D Half Year Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 26 February 2008 (www.sonichealthcare.com).

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,000 @ $6.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 FEBRUARY 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
333,477,281	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
87,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
1,540,000	26.11.2009 @ $7.50
252,500	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 FEBRUARY 2008
Company secretary

Print name: ...Paul Alexander..

== == == == ==

END